February 3, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Vallon Pharmaceuticals, Inc. (the “Company”)
           Registration Statement on Form S-1 (File No. 333-249636) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Vallon Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby withdraws its requests made on February 1 and 2, 2021 for accelerated effectiveness pursuant to Rule 461 of the Securities Act of 1933 (“Rule 461”). Pursuant to Rule 461, the Company hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 5:00 p.m., Eastern Time, on February 9, 2021, or as soon as practicable thereafter.

The Company acknowledges that should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The Company further acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, at (212) 908-3905. Please also call Faith L. Charles as soon as the Company’s Registration Statement on Form S-1 has been declared effective. Thank you for your attention to this matter.

Sincerely,

VALLON PHARMACEUTICALS, INC.

By:	/s/ David Baker
Name:	David Baker
Title:	Chief Executive Officer

cc:      Faith L. Charles, Thompson Hine LLP